PLACETORENT.COM, INC.
8200 Wilshire Blvd., Suite 400
Beverly Hills, CA 90211
 (877) 846-7368

Via Edgar

August 11, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Placetorent.Com, Inc.

Request to Withdraw Initial Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number: 333-153334

Ladies and Gentlemen:

Placetorent.Com, Inc. (the "Registrant") hereby requests immediate withdrawal of its Initial Request to Withdraw Registration Statement on Form S-1 (RW) which was filed with the Securities and Exchange Commission (the "Commission") on August 7, 2009.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (877) 846-7368.

Very truly yours,

By:	/s/ NATALIIA SHULHA
NATALIIA SHULHA
Chief Executive Officer